UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                    to

Commission file number 0-52423

A.                      Full title of the plan and the address of the plan, if different from that of the issuer named below:

AECOM RETIREMENT & SAVINGS PLAN

B.                      Name of issuer of the securities held pursuant to the plan and the address to its principal executive office:

AECOM

1999 Avenue of the Stars, Suite 2600

Los Angeles, California 90067

AECOM Retirement & Savings Plan

Financial Statements as of

December 31, 2018 and 2017

and for the Year Ended December 31, 2018,

Supplemental Schedules as of December 31, 2018 and

Report of Independent Registered Public Accounting Firm

AECOM RETIREMENT & SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

To the Americas Benefits Administration Committee

AECOM Retirement & Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of AECOM Retirement & Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes to the financial statements (collectively, the financial statements).  In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.  Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks.  Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.  Our audits also included evaluating accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying Schedule of Delinquent Participant Contributions and Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ VASQUEZ & COMPANY, LLP

We have served as the Plan’s auditor since 2015.

Glendale, California
June 12, 2019

AECOM RETIREMENT & SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2018 AND 2017

	2018	2017
	(expressed in thousands)
ASSETS:
Investments—at fair value (Notes B and C)	$1,292,111	$1,534,330
Plan investments in AECOM DC Retirement Plans (Note B):
Vanguard Master Trust (Note D)	2,621,406	2,681,453
SMA Master Trust (Note E)	622,165	685,298
Stable Value Master Trust (Note F)	426,226	426,353
Total investments	4,961,908	5,327,434

Receivables:
Notes receivable from participants (Notes A and B)	44,619	42,484
Participant contributions	4,072	3,628
Employer contributions	64,176	64,584
Other	571	346
Total receivables	113,438	111,042

Total assets	5,075,346	5,438,476

LIABILITIES:
Accrued expenses	575	489
Payable to participants	164	—
Total liabilities	739	489

Net Assets Available for Benefits	$5,074,607	$5,437,987

See notes to financial statements.

AECOM RETIREMENT & SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2018

2018
(expressed in thousands)
INVESTMENT INCOME (LOSS):
Net depreciation in fair value of investments	$(211,991)
Interest and dividends	41,634
Plan interest in the investment income (loss) of the AECOM DC Retirement Plans:
Vanguard Master Trust (Note D)	(139,774)
SMA Master Trust (Note E)	(31,173)
Stable Value Master Trust (Note F)	9,605
Net investment loss	(331,699)

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	1,925

CONTRIBUTIONS:
Participants	248,545
Employer	64,424
Total contributions	312,969

DEDUCTIONS:
Benefits paid to participants (Note H)	(524,843)
Administrative expenses (Note I)	(1,674)

Total deductions	(526,517)

NET DECREASE	(543,322)

Net assets transferred in from affiliated plan (Note A)	179,942

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	5,437,987

End of year	$5,074,607

See notes to financial statements.

AECOM RETIREMENT & SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

A.                              DESCRIPTION OF THE PLAN

The following brief description of the AECOM Retirement & Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document and the Summary Plan Description for more complete information.

General — The Plan is a defined contribution plan that was established to provide benefits to eligible employees of AECOM (“AECOM” or the “Company”) and various subsidiaries meeting certain employment requirements. The Plan is administered by the Americas Benefits Administration Committee as authorized by AECOM. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

The Plan is intended to qualify as a defined contribution plan (and an eligible individual account plan, as defined in Section 407(d)(3) of ERISA) which is qualified and exempt from taxation under Section 401(a) and 501(a) of the Internal Revenue Code and is intended to qualify as a profit sharing plan which may invest in shares of stock of the Company which meet the requirements for “qualifying employer securities” under Section 407(d)(5) of ERISA. Assets of the Plan are held by Bank of America, N.A., the trustee and record keeper (the “Trustee”), except for certain investments. Assets in the separately managed accounts are held by Northern Trust Corporation; the Vanguard investment funds are held by The Vanguard Group; and the stable value fund is held at Fidelity Management Trust Company on behalf of the Trustee.

Each participant is entitled to exercise voting rights attributable to the Company shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee votes for shares for which instructions have not been given by a participant in accordance with the Trust agreement.

Eligibility — Employees become eligible to participate in the Plan on their date of hire, or as soon as administratively feasible thereafter (“eligible employees,” as defined in the Plan document). If the employee decides not to participate when they are first eligible, they may begin participating anytime, provided they are an eligible employee of the Company on that date.

Participant Contributions — Participants may voluntarily make pre-tax, Roth 401(k) and/or after-tax contributions in any combination. Contributions can be made in whole percentage increments up to 75 percent of eligible compensation, as defined in the Plan document, limited to $18,500 for calendar year 2018. Participants who are 50 years of age and over may voluntarily make additional contributions up to $6,000 in calendar year 2018, which are counted as part of the 75 percent limitation. Participants also may contribute amounts representing rollovers from other qualified plans. If participants are highly-compensated employees, the maximum contribution percentage may be subject to further limitation.

The Plan provides for an automatic enrollment feature for employees. A participant’s contribution under the automatic enrollment feature will be one percent pre-tax until either a participant elects to discontinue or change his or her election.

Participant Accounts — Each participant’s account is credited with the participant’s contributions and rollovers, Company contributions, and allocations of Plan investment earnings or losses. Allocations are based on participant earnings or account balances, as defined by the Plan document. Certain administration fees are paid from the participant’s account. The benefit to which a participant is entitled is the benefit that may be provided from the participant’s vested account.

Employer Contributions — The participants’ pre-tax, Roth 401(k), and after-tax contributions made to the Plan are matched 50% by the Company up to 6% of eligible compensation. The Company’s annual match is allocated 50% to the participant’s selected investment allocations and 50% to AECOM common stock. Participants can transfer their account balance in AECOM common stock to other investment options and make withdrawals, subject to certain Plan and legal restrictions. In order to receive the annual match, participants must generally be employed on the last day of the Plan year.

Vesting — Participants’ contributions and rollovers, and the earnings thereon, are at all times vested in such participants’ accounts. Vesting in the Company contributions is based on years of service. Beginning January 1, 2016, a participant vests in the Company contributions over a three year period (33 percent after one year of service and 67 percent after two years of service). Amounts contributed for years prior to 2016 vest in accordance with a prior vesting schedule.

Participants become fully vested upon attaining age 65, becoming disabled or deceased while employed at the Company, or upon termination of the Plan. Vesting of Company contributions and earnings thereon are based on years of continuous service. The portion of a participant’s account balance that is not vested upon termination of employment is forfeited at the time the participant receives a distribution or as of the end of the Plan year in which the participant incurs five consecutive one-year breaks in service, as defined in the Plan document, whichever occurs first. These unvested forfeited Company contributions are accumulated in the forfeiture account and are available to reduce subsequent Company contributions or pay Plan expenses. The balance in the forfeiture account was approximately $0.6 million at December 31, 2018 and 2017. Forfeitures of approximately $0.3 million was used to reduce Plan expenses and approximately $0.5 million was used to offset the Company match for 2018.

Investment Options — Upon enrollment in the Plan, a participant is allowed to direct the investment of his or her account into a variety of diversified investment funds allowed by the Plan. If a participant is automatically enrolled in the Plan and has not selected an investment to invest his or her contributions to the Plan, those contributions are invested in a target date fund, as determined by the Company. Participants may change their selection of investments at any time.

One of the investment options offered under the Plan consists of common shares of AECOM, which is an employee stock ownership plan as defined in Section 4975(e)(7) of the Code within the Plan.

Notes Receivable from Participants — Active participants may obtain loans from their vested account balances provided they meet the Plan’s eligibility requirements. The minimum loan amount permitted is $1,000; the maximum is the lesser of $50,000 or 50% of the participant’s vested account balance. The interest rates are no less than 1% over the prime rate as published in The Wall Street Journal, in effect on the first business day of each month in which the loan application is made. Notes receivable from participants bear interest at rates that range from 4.25% to 9.25% at December 31, 2018 and 2017. The repayment period of such loans cannot exceed five years, unless the proceeds are used to buy the participant’s principal residence, in which case longer terms, up to 20 years, are allowed. These loans are secured by a promissory note from the participant and his or her vested interest in the Plan.

Distributions — Generally, distributions are made upon a participant’s election after a participant terminates employment, becomes disabled, dies, or turns age 59-1/2 (in the event of death, payment shall be made to his or her beneficiary or, if none, to his or her legal representatives). A partial or complete distribution may be made in a single lump-sum in the form of cash or in-kind distribution (in case of Company shares). Distributions may also be made in monthly, quarterly, semi-annual, or annual installments, or in a direct rollover distribution. Distribution options for members of certain acquired companies, provided in previously merged plans, were grandfathered in as a protected benefit. Certified hardship withdrawals are permitted on vested amounts for certain substantiated financial reasons. If the participant takes a hardship withdrawal, the participant will be suspended from making further contributions to the Plan for a six-month period.

Transfers in from Affiliated Plan — On December 31, 2018, net assets of approximately $179.9 million, which consisted of approximately $176.1 million in investments and $3.8 million in notes receivable from participants, were transferred into the Plan from an affiliated plan of the Company.

B.                              SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Investment Valuation and Income Recognition — Investments held by the Plan are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The cost of investments sold or distributed is determined on the basis of average cost for each participant. Purchases and sales of securities are reflected on the trade date. Transactions pending clearing with brokers not settled at year-end are recorded as other receivables or payables on the Statements of Net Assets Available for Benefits. Dividends are recorded on the ex-dividend date. Interest income is recorded as earned. Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their principal balance plus any accrued interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits — Benefits are recorded when paid by the Plan.

Administrative Expenses — The Plan incurs monthly recordkeeping and administrative expenses. Specific participant transaction expenses are deducted from participant accounts directly. Plan expenses that cannot be directly charged to a specific participant transaction may be paid, in whole or in part, from revenue sharing payments that the Plan receives from certain participating funds. For the year ended December 31, 2018, the Plan incurred $1.7 million of recordkeeping and administrative expenses.

Fair Value Measurements — The Plan’s investments, which are stated at fair value are disclosed in accordance with the established framework and disclosure requirements described in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 820-10, “Fair Value Measurements and Disclosures” (“ASC 820-10”), which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value measurements. ASC 820-10 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction which requires an entity to maximize the use of observable inputs when measuring fair value.

The standard describes three levels of inputs that may be used to measure fair value:

Level 1 — Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Level 2 — Inputs to the valuation methodology include:

• quoted prices for similar assets or liabilities in active markets;

• quoted prices for identical or similar assets or liabilities in inactive markets;

• inputs other than quoted prices that are observable for the asset or liability;

• inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 — Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Common Stock and Other Exchange-Traded Equity Securities Including AECOM Stock

The fair value of these instruments is based on the closing price per the principal stock exchange on which they are traded and are classified within Level 1 of the valuation hierarchy. AECOM common stock is valued at the closing price reported on the New York Stock Exchange (“NYSE”) Composite Listing and is classified within Level 1 of the valuation hierarchy.

Mutual Funds

A mutual fund is an investment company registered under the Investment Company Act of 1940 that pools the capital of many investors and invests it in stocks, bonds, short-term money market instruments, and/or other securities. These investments are public investment vehicles valued at the closing price reported in the active market in which the investments are traded. These investments are classified within Level 1 of the valuation hierarchy.

Self-Directed Brokerage Accounts

Self-directed brokerage accounts are comprised of investments which are valued at the closing price reported in the active market in which the investments are traded. These investments are classified within Level 1 of the valuation hierarchy.

Fixed Income Instruments

Fixed income instruments are valued based on prices received from the fund custodian. The custodian uses multiple valuation techniques to determine the valuation of fixed income instruments. In instances where there is sufficient market activity, the custodian may utilize a market-based approach through which trades or quotes from similar instruments with comparable durations, yields, and credit ratings are used to determine the valuation of these instruments. In instances where there is insufficient market activity, the custodian may utilize proprietary valuation models that maximize observable inputs. The valuation models may consider market transactions in comparable securities, the various relationships between securities, and/or market characteristics in order to estimate the relevant cash flows, which are then discounted to calculate the fair values. Fixed income securities, which are valued based on significant observable inputs, are classified within Level 2 of the valuation hierarchy because quoted prices of identical instruments are not readily available in active markets.

Collective Investment Trusts

A collective investment trust is a trust for the collective investment and reinvestment of assets contributed from employee benefit plans maintained by more than one plan. These investments are valued using the net asset value (“NAV”) provided by the administrator of the collective trust. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is used as a practical expedient to estimate fair value. The collective investment trusts are not classified within the fair value hierarchy; however, the amounts measured using NAV is disclosed to permit reconciliation of the fair value of investments to the Statements of Net Assets Available for Benefits.

Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions of model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. We evaluate the significance of transfers between levels based on the nature of the financial instruments’ size or the transfer relative to total net assets available for benefits. For the years ended December 31, 2018 and 2017, there were no transfers between levels.

Recent Accounting Pronouncements — In February 2017, the FASB issued Accounting Standards Update (“ASU”) No. 2017-06, Employee Benefit Plan Master Trust Reporting (“ASU 2017-06”). ASU 2017-06 clarifies and updates presentation and disclosure requirements for a plan’s interest in a master trust, and eliminates a redundancy relating to disclosures for plans with 401(h) accounts. ASU 2017-06 is effective for annual reporting periods beginning after December 15, 2018, with early adoption permitted. Upon adoption, ASU 2017-06 is to be applied retrospectively to all periods presented. The Plan’s management is currently in the process of evaluating the impact of the adoption of ASU 2017-06 on its Plan financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework — Changes to Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which modifies the disclosure requirements for fair value measurements by removing, modifying, or adding certain disclosures. ASU 2018-13 is effective for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. An entity is permitted to early adopt any removed or modified disclosures and delay adoption of the additional disclosures until their effective date. The Plan’s management is currently in the process of evaluating the impact of the adoption of ASU 2018-13 on its Plan’s financial statements.

C.                              FAIR VALUE MEASUREMENTS

Below are the Plan’s investments carried at fair value on a recurring basis by the ASC 820-10 fair value hierarchy levels described in Note B:

	As of December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Mutual funds	$830,628	$—	$—	$830,628
AECOM common stock	158,121	—	—	158,121
Self-directed brokerage accounts	257,472	—	—	257,472
Total investments in the fair value hierarchy	$1,246,221	$—	$—	1,246,221

Investments measured at NAV				45,890
Total investments at fair value				$1,292,111

	As of December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Mutual funds	$986,448	$—	$—	$986,448
AECOM common stock	211,815	—	—	211,815
Self-directed brokerage accounts	270,762	—	—	270,762
Total investments in the fair value hierarchy	$1,469,025	$—	$—	1,469,025

Investments measured at NAV				65,305
Total investments at fair value				$1,534,330

Net Asset Value per Share — The following tables summarize investments measured at NAV per share as of December 31, 2018 and 2017, respectively:

December 31, 2018	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
T. Rowe Price Emerging Markets(a)	$45,890	n/a	Daily	None	None

December 31, 2017	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
T. Rowe Price Emerging Markets(a)	$58,439	n/a	Daily	None	None
Principal Diversified Real Asset Fund(b)	6,866	n/a	Daily	None	None

(a)Fund seeks to provide long-term capital appreciation through investments in stocks of companies located (or with primary operations) in emerging markets.

(b)Fund seeks long-term total return in excess of inflation through investments primarily in assets related to real assets and real asset companies.

D.                              INVESTMENT IN AECOM DC RETIREMENT PLANS VANGUARD MASTER TRUST

Certain investment assets of the Plan are held in a custody account at The Vanguard Group and consist of an interest in an investment account of the AECOM DC Retirement Plans Vanguard Master Trust (“Vanguard Master Trust”), a master trust established by AECOM and is administered by the Trustee. The Vanguard Master Trust combines the Plan’s assets with the assets of two other retirement savings plans sponsored by AECOM for investment and administrative purposes.

Although the assets of the three retirement plans are combined in the Vanguard Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment funds to the participating plans. The net investment gain or loss of the Vanguard Master Trust investment funds is allocated by the Trustee to each participating plan based on that plan’s interest in each investment fund, as compared with the total interest of all the participating plans in each investment fund. Investment gains or losses are recognized as earned based on the terms of the investments and the period during which the investments are held by the Vanguard Master Trust. The Plan’s interest in the Vanguard Master Trust represents approximately 92.1% and 91.5% of the net assets of the Vanguard Master Trust at December 31, 2018 and 2017, respectively.

The following table presents the net assets of the Vanguard Master Trust as of December 31:

	2018	2017
	(expressed in $000)
Investments at fair value
Collective investment trusts	$1,907,623	$1,870,930
Mutual funds	938,807	1,060,424

Net assets of Vanguard Master Trust	$2,846,430	$2,931,354

Plan investment in Vanguard Master Trust	$2,621,406	$2,681,453

The following table shows the changes in net assets for the Vanguard Master Trust for the year ended December 31:

2018
(expressed in $000)
Changes in net assets:
Net depreciation in fair value of investments	$(212,961)
Interest and dividend income	59,765
Total investment loss	(153,196)

Net purchases (redemptions)	(107,741)
Administrative expenses	(143)

Decrease in net assets	(261,080)

Net assets transferred in from affiliated plan	176,156

Net assets:
Beginning of year	2,931,354
End of year	$2,846,430

The following tables set forth by level, within the fair value hierarchy, the Vanguard Master Trust assets at fair value:

	As of December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Mutual funds	$938,807	$—	$—	$938,807
Total investments in the fair value hierarchy	$939,807	$—	$—	938,807

Investments measured at NAV				1,907,623
Total investments at fair value				$2,846,430

	As of December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Mutual funds	$1,060,424	$—	$—	$1,060,424
Total investments in the fair value hierarchy	$1,060,424	$—	$—	1,060,424

Investments measured at NAV				1,870,930
Total investments at fair value				$2,931,354

Net Asset Value per Share — The following tables summarize investments measured at NAV per share as of December 31, 2018 and 2017, respectively:

December 31, 2018	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
Retirement date funds	$1,484,433	—	Daily	None	None
S&P 500 index fund	423,190	—	Daily	None	None

December 31, 2017	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
Retirement date funds	$1,424,552	—	Daily	None	None
S&P 500 index fund	446,378	—	Daily	None	None

E.                              INVESTMENT IN AECOM DC RETIREMENT PLANS SMA MASTER TRUST

Certain investment assets of the Plan are held in separately managed accounts (“SMA”) in a custody account at Northern Trust Corporation and consist of an interest in an investment account of the AECOM DC Retirement Plans SMA Master Trust (“SMA Master Trust”), a master trust established by AECOM and is administered by the Trustee. The SMA Master Trust combines the Plan’s assets with the assets of two other retirement savings plans sponsored by AECOM for investment and administrative purposes. Although the assets of the three retirement plans are combined in the SMA Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment funds to the participating plans. The net investment gain or loss of the SMA Master Trust investment funds are allocated by the Trustee to each participating plan based on that plan’s interest in each investment fund, as compared with the total interest of all the participating plans in each investment fund. Investment gains or losses are recognized as earned based on the terms of the investments and the period during which the investments were held by the SMA Master Trust. The Plan’s interest in the SMA Master Trust represents approximately 96.9%  and 96.8% of the net assets of the SMA Master Trust at December 31, 2018 and 2017, respectively.

The following table presents the net assets of the SMA Master Trust as of December 31:

	2018	2017
	(expressed in $000)
Investments at fair value
Stocks	$397,044	$472,291
Government bonds	62,245	78,877
Corporate bonds	59,596	47,249
Mortgage-backed securities	86,311	85,019
Asset-backed securities	18,281	15,818
Mutual funds	9,726	8,392
Cash and cash equivalents	20,833	29,211
	654,036	736,857
Accounts receivable
Receivable for securities sold	1,357	2,582
Accrued income	1,840	1,532
Other	1,290	1,000
	4,487	5,114
Accounts payable
Due to broker for securities purchased	(15,489)	(33,335)
Operating payables	(924)	(1,000)
	(16,413)	(34,335)

Net assets of SMA Master Trust	$642,110	$707,636

Plan investment in SMA Master Trust	$622,165	$685,298

The following table shows the changes in net assets for the SMA Master Trust for the year ended December 31:

2018
(expressed in $000)
Changes in net assets:
Net depreciation in fair value of investments and income	$(32,276)

Net purchases (redemptions)	(33,236)
Administrative expenses	(14)

Decrease in net assets	(65,526)

Net assets:
Beginning of year	707,636
End of year	$642,110

The following tables set forth by level, within the fair value hierarchy, the SMA Master Trust assets at fair value as of December 31, 2018 and 2017, respectively:

	As of December 31, 2018
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Mutual funds	$9,726	$—	$—	$9,726
Fixed income instruments:
Asset-backed securities	—	18,281	—	18,281
Mortgage-backed securities	—	86,311	—	86,311
Corporate bonds	—	59,596	—	59,596
Government bonds	—	62,245	—	62,245
Stocks	397,044	—	—	397,044
Cash and cash equivalents	20,833	—	—	20,833
Total assets at fair value	$427,603	$226,433	$—	$654,036

	As of December 31, 2017
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
	(expressed in thousands)
Mutual funds	$8,392	$—	$—	$8,392
Fixed income instruments:
Asset-backed securities	—	15,818	—	15,818
Mortgage-backed securities	—	85,019	—	85,019
Corporate bonds	—	47,249	—	47,249
Government bonds	—	78,877	—	78,877
Stocks	472,291	—	—	472,291
Cash and cash equivalents	29,211	—	—	29,211
Total assets at fair value	$509,894	$226,963	$—	$736,857

F.                               INVESTMENT IN AECOM DC RETIREMENT PLANS STABLE VALUE MASTER TRUST

Certain investment assets of the Plan are held in a custody account at Fidelity Management Trust Company and consist of an interest in an investment account of the AECOM DC Retirement Plans Stable Value Master Trust (“Stable Value Master Trust”), a master trust established by AECOM and is administered by the Trustee. The Stable Value Master Trust combines the Plan’s assets with the assets of two other retirement savings plans sponsored by AECOM for investment and administrative purposes. Although the assets of the three retirement plans are combined in the Stable Value Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment funds to the participating plans. The net investment gain or loss of the Stable Value Master Trust investment funds is allocated by the Trustee to each participating plan based on that plan’s interest in each investment fund, as compared with the total interest of all the participating plans in each investment fund. Investment gains or losses are recognized as earned based on the terms of the investments and the period during which the investments are held by the Stable Value Master Trust. The Plan’s interest in the Stable Value Master Trust represents approximately 95.6% and 96.0% of the net assets of the Stable Value Master Trust at December 31, 2018 and 2017, respectively.

The Stable Value Master Trust in which the Plan’s investment assets are held consists of two components: the Fidelity Managed Income Portfolio II (“MIP II”) and the URS Income Fund. The MIP II is a collective investment trust which has fully benefit-responsiveness features offered under the Fidelity Group Trust for employee benefit plans. The Stable Value Master Trust holds an indirect investment in the fully benefit-responsive investment contracts within the MIP II; therefore, the investment in MIP II is reported at fair value using the NAV as a practical expedient. The URS Income Fund is a fully-benefit responsive investment contract separately-managed by Fidelity for AECOM Global II, LLC, an affiliate company of AECOM. Contract value is the relevant measure for fully benefit-responsive contracts because this is the amount received by participants if they were to initiate permitted transactions under the Plan. The investments in the URS Income Fund are presented at contract value in the net assets of Stable Value Master Trust. At December 31, 2018 and 2017, respectively, the MIP II fund was 94.3% and 91.6% of the Stable Value Master Trust and the URS Income Fund was 5.7%  and 8.4% of the Stable Value Master Trust.

The following table presents the net assets of the Stable Value Master Trust as of December 31:

	2018	2017
	(expressed in $000)
Investments measured at NAV
Collective investment trust	$420,533	$406,719
Investments at contract value
Synthetic investment contracts	25,224	37,297

Net assets of Stable Value Master Trust	$445,757	$444,016

Plan investment in Stable Value Master Trust	$426,226	$426,353

The following table shows the changes in net assets for the Stable Value Master Trust for the year ended December 31:

2018
(expressed in $000)
Changes in net assets:
Interest and dividend income	$10,027

Net purchases (redemptions)	(6,813)
Administrative expenses	(1,490)

Increase in net assets	1,724

Net assets transferred in from affiliated plan	17

Net assets:
Beginning of year	444,016
End of year	$445,757

Net Asset Value per Share — The following table summarizes investments measured at NAV per share as of December 31, 2018 and 2017, respectively:

December 31, 2018	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
Stable value fund	$420,533	—	Daily	None	None

December 31, 2017	Fair Value (in $000)	Unfunded Commitment	Redemption Frequency (if Currently Eligible)	Other Redemption Restrictions	Redemption Notice Period
Stable value fund	$406,719	—	Daily	None	None

G.                             SYNTHETIC INVESTMENT CONTRACTS

The following information describes the URS Income Fund component of the Stable Value Master Trust. The URS Income Fund consists of synthetic investment contracts (“SICs”). A liquidity agreement (“wrapper”) is entered into for a fee with a financially responsible third party that guarantees a minimum rate of return and provides benefit responsiveness. These contracts meet the fully benefit-responsive investment contract criteria and, therefore, are reported at contract value.

There are certain events not initiated by Plan participants that limit the ability of the Stable Value Master Trust to transact with the issuer of a SIC at its contract value. Examples of such events include: the Plan’s failure to qualify under the Internal Revenue Code of 1986 as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin-off, or other significant business restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases employee or employer contributions; the establishment of a competing plan by the Plan sponsor; the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from this investment option; events resulting in a material and adverse financial impact on the contract issuer, including changes in the tax code, laws or regulations. The Company does not believe that the occurrence of any of the aforementioned events, which would limit the Stable Value Master Trust’s ability to transact with the issuer of a SIC at its contract value with participants, is probable.

The SICs generally impose conditions on both the Stable Value Master Trust and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Stable Value Master Trust to be in default: a breach of material obligation under the contract, a material misrepresentation, or a material amendment to the Stable Value Master Trust agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If the Stable Value Master Trust is unable to obtain a replacement investment contract, in the event of a default of an issuer, withdrawing plans may experience losses if the value of the Stable Value Master Trust’s assets is below contract value.

The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro-rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Stable Value Master Trust the excess, if any, of contract value over market value on the date of termination.

If a SIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Stable Value Master Trust the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract.

If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Stable Value Master Trust to the extent necessary for the Stable Value Master Trust to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

H.                             BENEFITS PAYABLE

Net assets available for benefits at December 31, 2018 and 2017 include $3.5 million and $2.8 million, respectively, for participants who have withdrawn from the Plan and have requested distribution of benefits, but have not yet been paid.

I.                                  RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of common stock of AECOM. At December 31, 2018 and 2017, the Plan held approximately 6.0 million and 5.7 million shares of AECOM common stock with a fair value of approximately $158.1 million and $211.8 million, respectively. During 2018, the Plan acquired approximately $56.8 million of AECOM common stock, of which $32.3 million of AECOM common stock was issued by the Company to the Plan. Additionally, the Plan sold approximately $39.9 million of AECOM common stock, and recorded a net depreciation of approximately $64.0 million, which included gains and losses on shares bought and sold, as well as held during the year.

AECOM charges the Plan for certain administrative labor costs. The total cost of administrative labor charged to the Plan by AECOM during the year ended December 31, 2018 was approximately $0.6 million.  AECOM is the Plan sponsor as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan holds self-directed brokerage accounts and investments managed by Bank of America, N.A. and their affiliates, and these transactions qualify as party-in-interest transactions. The Plan holds investments managed by Northern Trust Corporation, Fidelity, and Vanguard, and these transactions qualify as party-in-interest transactions.

These party-in-interest transactions qualify for prohibited transaction exemptions.

J.                                PLAN TERMINATION

Although it has not expressed any intent to do so, AECOM has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.

K.                             TAX STATUS

The Plan received its latest determination letter on February 2, 2016, in which the Internal Revenue Service (“IRS”) indicated that the form of the Plan complies with the applicable requirements of the Internal Revenue Code. The Plan was amended since receiving the determination letter. The Plan administrator believes that the Plan continues to be qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by the IRS; however, there are currently no audits in progress for open tax periods.

L.                              RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term, and that such change could materially affect participant’s account balances and the amounts reported in the financial statements. The Plan’s exposure to a concentration of risk is limited by the diversification of investments across various participant-directed investment options. Additionally, the investments within each participant-directed investment option are further diversified into varied financial instruments, with the exception of AECOM common stock, which is a single security.

M.                           RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2018 and 2017 to Form 5500:

	2018	2017
	(expressed in thousands)
Net assets available for benefits per the financial statements	$5,074,607	$5,437,987

Amounts allocated to withdrawing participants	(3,497)	(2,762)

Net assets available for benefits per Form 5500	$5,071,110	$5,435,225

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statement for the year ended December 31, 2018 to Form 5500:

2018
(expressed in thousands)
Net decrease per financial statements	$(543,322)

Net change in amounts allocated to withdrawing participants	(735)

Net decrease per Form 5500	$(544,057)

AECOM RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522                                 PLAN#: 055

FORM 5500, SCHEDULE H, LINE 4a

SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

DECEMBER 31, 2018

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions
Late Participant Loan Repayments are Included:	Contributions Not corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Yes	$—	$—	$151,955	$—

See report of independent registered public accounting firm.

AECOM RETIREMENT & SAVINGS PLAN

EIN#: 61-1088522                                 PLAN#: 055

FORM 5500, SCHEDULE H, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2018

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

*	AECOM Common Stock	5,966,839 shares	**	$158,121,222

	Registered Investment Companies:
	American EuroPacific Growth Fund Class R6	1,569,705 shares	**	70,621,034
	BlackRock Advisors BIF Money Fund	7,923,939 shares	**	7,923,939
	Dodge & Cox International Stock	1,401,504 shares	**	51,729,513
	Fidelity Investments Balanced Fund	6,772,426 shares	**	139,850,604
	Fidelity Investments Growth Company Fund	17,065,191 shares	**	273,384,356
	DFA Global Real Estate Securities Institutional	4,401,106 shares	**	44,011,056
	Oakmark Fund Class I	3,559,927 shares	**	243,107,389
				830,627,891
	Collective Investment Trust Funds:
	T. Rowe Price Emerging Markets	99,508 shares	**	45,890,156

	Assets in Bank of America, N.A. Self-Directed Brokerage Accounts	Various investments, including registered investment companies, common stocks, ETFs and money market funds	**	257,472,100

*	Notes receivable from participants	Interest rates ranging from 4.25% to 9.25%; Maturities ranging from 2019 to 2033	**	44,619,051

	Total investments			$1,336,730,420

*               Party-in-interest

**               Cost information not required for participant directed investments

See report of independent registered public accounting firm.

Exhibit Index

Exhibit No.	Description

23.1	Consent of Vasquez & Company LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AECOM RETIREMENT & SAVINGS PLAN

Dated: June 12, 2019	By:	/s/ Bernie Knobbe
Bernie Knobbe, Chairman
Americas Benefits Administration Committee
AECOM